File No. 803-00258

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

In the matter of
J.P. Morgan Investment Management Inc.

383 Madison Ave.
New York, NY 10179
______________________

AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING J.P. MORGAN INVESTMENT MANAGEMENT INC., FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940
_______________________

Please send all communications to:
Lee Michel JPMorgan Chase & Co 480 Washington Blvd, Floor 23 Jersey City, NJ 07310	Ki P. Hong Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, DC 20005	Tyler Rosen Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, DC 20005

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of J.P. MORGAN INVESTMENT) MANAGEMENT INC.	) ) ) ) ) ) ) ) ) ) ) )
AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)--5(e) THEREUNDER, EXEMPTING J.P. MORGAN INVESTMENT MANAGEMENT INC. FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

I.	PRELIMINARY STATEMENT AND INTRODUCTION
J.P. Morgan Investment Management Inc. (the "Adviser" or the "Applicant") hereby amends and restates its application to the Securities and Exchange Commission (the "Commission") for an order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e), exempting the Adviser from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to the government entity described below following a contribution to a local official by an individual who was subsequently hired and became a covered associate as described in this Application (as amended and restated, the "Application"), subject to the representations set forth herein.
Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."
Section 206(4) of the Act prohibits investment advisers from engaging in any act, practice, or course of business which is fraudulent, deceptive, or manipulative and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule") which prohibits a registered investment adviser from providing "investment advisory services for  compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."
The term "government entity" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a State or political subdivision, or any agency, authority or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes any candidate for an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring of an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function as well as any employee who solicits a government entity on behalf of the investment adviser. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "Covered investment pool" is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.
Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate unless such person, after becoming a covered associate, solicits clients on behalf of the investment adviser, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or  unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.
In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the  policy and provisions of the Act; (ii)  whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.
Based on these considerations and the facts described in this Application, the Applicant respectfully submits that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicant requests an order exempting it to the extent described herein from the prohibition under rule 206(4)--5(a)(1) to permit it to receive compensation for investment advisory services provided to the government entity described below within the two-year period following the contribution identified herein to an official of such government entity by a covered associate of the Applicant.
II.	STATEMENT OF FACTS
A.	The Applicant
The Adviser,  J.P. Morgan Investment Management Inc., is a Delaware corporation registered with the Commission as an investment adviser under the Act. The Applicant provides, among other things, discretionary investment advisory services directly to institutional investors and mutual funds (the “Funds”), and has aggregate regulatory assets under management of approximately $2.4 trillion at December 31, 2021. Certain of these Funds are covered investment pools as defined in Rule 206(4)-5(f)(3)(ii).

B.	The Contributor
The individual who made the campaign contribution that triggered the compensation ban (the "Contribution") is Ashbel Williams (the "Contributor"). The Contributor was offered a position by the Adviser on March 18, 2022 to serve as a liaison between Adviser and certain large investors.  At the time of the Contribution, he was between jobs – having retired from the Florida State Board of Administration in September of 2021.  He was not a covered associate at the time of the Contribution.  He started employment with the Adviser on April 4, 2022, and first solicited a government entity for investment advisory business on June 9, 2022.  The Contributor does not hold an executive officer position. However, his role does include attending meetings with prospective investors. Since joining the Adviser, the Contributor has, in fact, attended meetings with and solicited representatives of certain government entities, although none from the Recipient’s jurisdiction. As such, he is a covered associate as defined in Rule 206(4)-5(f)(2)(ii).
The Contributor shares certain political views with the Recipient, including support for better relations between Florida State University (“FSU”) and Tallahassee.  Because of his prior public service, the Contributor does not have a history of making political contributions, but has served as a trustee of the FSU Foundation and as a prominent member of the Economic Club of Florida, a forum for hosting speakers and discussion events with which the Recipient is also involved.  As discussed in detail below, the Contributor made the Contribution at a time when he was not a covered associate or employed by the Adviser.  The Contributor had begun discussing the possibility of employment with the Adviser in December 2021, but did not discuss the City of Tallahassee pension plan, Rule 206(4)-5, or political contributions with the Adviser or its employees, until after the Contribution discussed below was disclosed by the Contributor on his employment application submitted to the Adviser on February 2, 2022.
C.	The Government Entity
A public pension plan identified as a government entity, as defined in Rule 206(4)-5(f)(5)(ii), with respect to the City of Tallahassee (the "Client"), has a separate account managed by the Adviser and offers one of the Funds advised by the Adviser as an option in a participant-directed plan.
D.	The Recipient

The recipient of the Contribution was John Dailey (the "Recipient"), who was the mayor of Tallahassee and running for re-election as mayor.  The investment decisions for the Client, including the hiring of an investment adviser, are overseen by a six-member board, on which the mayor serves in an ex-officio capacity.  Due to the Recipient’s service on the Client’s board, the Recipient is an "official" of the Client as defined in Rule 206(4)-5(f)(6)(i).
E.	The Contribution
The Contribution that implicated Rule 206(4)-5’s prohibition on compensation under Rule 206(4)-5(a)(1) was given on January 13, 2022 in the amount of $1,000 to the Recipient’s campaign for mayor.  A friend invited the Contributor to attend a fundraiser for the Recipient’s re-election campaign, and the Contributor contributed in connection with that event.  The friend previously served with the Contributor on the FSU Foundation board and now serves on the FSU Board of Trustees.  As a resident of Tallahassee, the Contributor had a legitimate personal interest in the outcome of the campaign and genuinely believed that the Recipient would promote more favorable centrist and pro-free enterprise policies for Tallahassee.  The Contribution, profile of the candidate and characteristics of the campaign fall squarely within the historical pattern of the Contributor's other political leanings.  Moreover, like the Contributor, the Recipient is also an alum of FSU and has worked as mayor for closer and better relations between the city and university – a policy that the Contributor supports.  With their shared interests in FSU and the Economic Club, as well as Tallahassee being a relatively small town, it is not uncommon for the Contributor and Recipient to run into each other at community events.  Typically they engage in small talk when they see each other, but rarely have more substantial conversations and do not discuss the Adviser’s or the Client’s investment advisory activity.
When the Contributor attended the friend’s fundraiser discussed above, he and the Recipient had a longer chat about how the campaign was going, the Contributor’s health, and FSU, but did not discuss the Client, its relationship to the Adviser – with whom the Contributor was not affiliated – or any other existing or prospective investors. There also was no discussion of the Recipient's powers, influence or responsibilities involving the investment of city assets or public pension funds.  At the time of the Contribution, the Contributor had no intention of soliciting investment advisory business from the Client or any other government entity of which the Recipient was an official.  The Contributor did not solicit any other persons to make contributions to the Recipient's campaign, and did not arrange any introductions to potential supporters.  The Contribution and attendance at the fundraiser was the Contributor’s only involvement with the recipient’s campaign.  The Contributor never informed the Client or its relationship managers at the Adviser of the Contribution.  At no time did any employees of the Adviser other than the Contributor have any knowledge that the Contribution had been made prior to its discovery by the Adviser in February as a result of its routine prospective employee onboarding procedures.
F.	The Investments of the Client with the Adviser
The Client’s advisory relationship with the Adviser dates back to at least 1989, and the Client began offering a Fund managed by Adviser as an option in a participant-directed plan in 2016, in both cases before the Recipient was elected and began serving on the Client’s board. The Contributor has never presented for, or met with, any of the Client's representatives over the course of the relationship. As described below, the Adviser has implemented a procedure to segregate any compensation attributable to the Client's investments and withhold them from the Adviser pending the resolution of this Application.
The Contributor has no role with respect to the Client.  The Contributor has had no contact with any representative of the Client regarding investment advisory business.
G.	The Adviser's Discovery of the Contribution and Response
The Contribution was discovered by the Adviser's compliance department in February 2022 in the course of prospective employee vetting that included review of a pre-hire political contribution disclosure form on which the Contributor disclosed the Contribution.  The Contributor formally applied for the position with the Adviser on February 1, 2022.  Pursuant to the Adviser’s pre-hire process for applicants for covered associate positions, he then received a form asking him to disclose past political contributions and provided that form (on which he disclosed the Contribution) to the Adviser on February 2.  The Adviser informed the Contributor that he would need to seek a refund, which he did by contacting the Recipient on February 10, 2022.  The Contribution was refunded by the campaign on February 11, 2022.
The Adviser determined that after beginning employment and soliciting a government entity the Contributor would become a covered associate and trigger a ban.  At the point he became a covered associate, the Adviser ceased invoicing the Client or accepting compensation for its separate account investment advisory services for the period beginning on the date the Contributor became a covered associate until two years after the date of the Contribution. The Adviser also established a procedure to ensure that any compensation for investment advisory services associated with the Client’s investment in a Fund for that period will be held by such Fund in a segregated account and not distributed to the Adviser.  When the Client inquired about the status of its invoices for separate account investment advisory services, the Adviser promptly notified Client of the Contribution and the resulting two-year prohibition on compensation absent exemptive relief from the Commission.  The Adviser told the Client that they would not be charged fees for the duration of the two-year period absent exemptive relief from the Commission.  The Adviser noted that, as an alternative, the fees and compensation could be placed in escrow pending resolution of this Application; however, the Client expressed a preference for the Adviser’s approach.
The Adviser also took steps to limit the Contributor's contact with any representative of the Client for the duration of the two-year period beginning January 13, 2022, including informing the Contributor that he could have no contact with any representative of the Client regarding the Adviser’s investment advisory business.
H.	The Adviser's Pay-to-Play Policies and Procedures
The Adviser's Pay-to-Play Policies and Procedures ("Policy") were adopted and implemented before the Contribution was made. The Policy was adopted even before the Rule's proposal to address state pay-to-play laws.
At all times, the Policy has been more restrictive than what was contemplated by the Rule. All contributions to federal, state and local office incumbents and candidates are subject to pre-clearance, not post-contribution reporting, by employees under the Policy.  There is no de minimis exception from pre-clearance for small contributions to state and local officials. All employees of the Adviser are subject to the Policy.  Its application is not limited to the Adviser's managing members, executive officers and other "covered associates" under the Rule. The spouse, domestic partner, and dependent child of each employee are also fully subject to the Policy.
The Adviser requires that all employees periodically certify to their compliance with the Policy. Additionally, the Adviser conducts periodic testing (i.e., searches of federal and state campaign finance databases) to confirm the policy is being followed. Prior to hiring, all prospective hires for covered associate positions are required to disclose any political contributions within the past two years.
The Adviser’s Compliance department circulates quarterly compliance certifications that reiterate the need to pre-clear all political contributions. The Adviser’s employees also receive regional compliance reminders about the Code of Conduct and the Policy, and additional reminders of the need to pre-clear contributions during election season. The Policy has been incorporated into the firm’s Code of Conduct related trainings and its periodic reminders.
III.	STANDARD FOR GRANTING AN EXEMPTION
In determining whether to grant an exemption, Rule 206(4)-5(e) requires that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (e.g., Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution. Each of these factors weighs in favor of granting the relief requested in this Application.
IV.	STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF
The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  The Client’s decisions to invest with Applicant and/or to establish advisory relationships have been made on an arms' length basis free from any improper influence as a result of the Contribution.  In support of that conclusion, Applicant notes that the Client’s decision to invest substantially predates the Contributor’s employment with the Adviser and the Recipient’s becoming a covered official.  Moreover, the Recipient, in his ex officio capacity as mayor, is just one of six members on the Client’s board.
Given the nature of the Contribution, and the lack of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Client's merit-based process for the selection or retention of advisory services, the interests of the Client are best served by allowing the Adviser and the Client to continue their relationship uninterrupted.  Causing the Adviser to serve without compensation for the remainder of the two year period could result in a financial loss that is approximately 1,000 times the amount of the Contribution.  The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.
The other factors suggested for the Commission's consideration in Rule 206(4)--5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.
Policies and Procedures before the Contribution. The Adviser adopted and implemented the Policy which is fully compliant with, and more rigorous than, the Rule's requirements before the Rule's initial proposal by the Commission and substantially before the Rule's adoption or dates for required compliance.  The Adviser also implemented a mandatory political contribution disclosure for all prospective employees as part of the standard corporate employment application process, and performed compliance testing that included random searches of campaign contribution databases for the names of employees.  It was this disclosure that was effective in identifying the Contribution before the Contributor became a covered associate.
Actual Knowledge of the Contribution. Actual knowledge of the Contribution at the time of its making cannot be imputed to the Adviser, given that the Contributor was not an employee of the Adviser and had not yet received an offer of employment with the Adviser.  At no time did any employees of the Adviser other than the Contributor have any knowledge that the Contribution had been made prior to its discovery by the Adviser in February 2022 as part of its standard pre-hire vetting process.
Adviser's Response After the Contribution. After learning of the Contribution, the Adviser and the Contributor took all available steps to obtain a return of the Contribution.  Before the Contributor was offered employment with the Adviser, the Contributor had obtained a full refund of the Contribution.  At the point he became a covered associate, the Adviser ceased invoicing the Client or accepting compensation for its separate account investment advisory services for the period beginning on the date the Contributor became a covered associate until two years after the date of the Contribution. The Adviser also established a procedure to ensure that any compensation for investment advisory services associated with the Client’s investment in a Fund for that period will be held by such Fund in a segregated account and not distributed to the Adviser.  The Adviser has restricted the Contributor from soliciting the Client and began restricting compensation related to the Client once the Contributor solicited a government entity.
Status of the Contributor. The Contributor is employed to act as a liaison between the Adviser and certain large investors in both the public and private sector.  Thus, he attends meetings with investors and prospective investors, including government entities, to discuss potential investment.  Since joining the Adviser, the Contributor has, in fact, attended meetings with representatives of certain government entities for the purpose of obtaining or retaining those clients. Accordingly, the Contributor is a covered associate of the Adviser. However, he is not an executive officer of the Adviser, as defined under Rule 206(4)-5(f)(4). After learning of the Contribution, the Adviser took steps to limit the Contributor's contact with any representative of the Client for the remainder of the two-year period beginning January 13, 2022.  The Adviser informed the Contributor that he could have no contact with any representative of the Client regarding any aspect of the Adviser’s investment advisory business, including current or prospective investments of the Client.
Timing and Amount of the Contribution. As noted above, the Adviser has had investments from the Client that predate the Contributor’s employment with the Adviser and the time of the Contribution.
Nature of the Election and Other Facts and Circumstances. The nature of the election and other facts and circumstances indicate that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Adviser.  The Contributor has long been involved in public policy and his community.  After leaving public service, where he had a practice of not making political contributions, he felt free to support a candidate whom he knew through an economic club and whose policy views were in line with his own.  The Contributor also had a legitimate interest in the outcome of the campaign given that he lives in Tallahassee.
The Contributor's action in making a contribution that would later trigger a ban resulted from his lack of knowledge about the Rule’s look-back provisions and, thus, his failure to appreciate the fact that the Contribution might impact potential future activities for an investment advisory firm that might employ him in the future.  The Contributor never spoke with the Recipient or anyone else about the authority of the mayor over investment decisions.  The Contributor was not affiliated with the Adviser at the time of the Contribution and, in any event, never mentioned the Client, its relationship to the Adviser, or any other existing or prospective investors to the Recipient.  Indeed, he had no intention of soliciting investment advisory business from the Client or any other government entity of which the Recipient was an official.  The Contributor never told any prospective or existing investor (including the Client) or any relationship manager at the Adviser about the Contribution.
Given the difficulty of proving a quid pro quo arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, it appreciates the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made.  The Applicant respectfully submits that such is the case with the Contribution.  Neither the Adviser nor the Contributor sought to interfere with the Client's merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms' length transactions.  There was no violation of the Adviser's fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Adviser or Contributor to influence the selection process.  The Applicant has no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

V.	PRECEDENT
The Applicant notes that the Commission granted an exemption similar to that requested from Rule 206(4)-5(a)(1) pursuant to Section 206A of Act and Rule 206(4)-5(e) in Davidson Kempner Capital Management LLC, Investment Advisers Act Release Nos. lA-3693 (October 17, 2013) (notice) and IA-3715 (November 13, 2013) (order) (the "Davidson Kempner Application").  The Commission also granted an exemption to Angelo, Gordon & Co., LP, Investment Advisers Release Nos. IA-4418 (June 10, 2016)(notice) and IA-4444 (July 6, 2016)(order) (the "Angelo Gordon Application"), among others.  The facts and representations made in this Application are, in many respects, similar to the applications the SEC has previously granted; in particular the Davidson Kempner Application and the Angelo Gordon Application.1  However, the Applicant believes that there are also key differences between this Application and the Davidson Kempner and Angelo Gordon Applications that further weigh in favor of granting the exemption requested herein.

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1
In addition to the Davidson Kempner Application and Angelo Gordon Application, the Commission also granted an exemption to Ares Real Estate Management Holdings, LLC, Investment Advisers Act Release Nos. IA-3957 (October 22, 2014) (notice) and IA-3969 (November 18, 2014) (order) (the "Ares Application"), Crestview Advisers, LLC, Investment Advisers Act Release Nos. IA-3987 (December 19, 2014) (notice) and IA-3997 (January 14, 2015) (order), T. Rowe Price, Investment Advisers Act Release Nos. IA-4046 (March 12, 2015) (notice) and IA-4058 (April 8, 2015) (order), Crescent Capital Group, LP, Investment Advisers Release Nos. IA-4140 (July 14, 2015) (notice) and IA-4172 (August 14, 2015) (order) (the "Crescent Application"), Starwood Capital Group Management, LLC, Investment Advisers Act Release Nos. IA-4182 (August 26, 2015) (notice) and IA-4203 (September 22, 2015) (order) (the "Starwood Application"), and Fidelity Management & Research Company and FMR Co., Inc., Investment Advisers Release Nos. IA-4220 (October 8, 2015)(notice) and IA-4254 (November 3, 2015)(order) (the "FMR Application"), Brookfield Asset Management Private Institutional Capital Adviser US, LLC et. al., Investment Advisers Act Release Nos. IA-4337 (February 22, 2016)(notice) and IA-4355 (March 21, 2016)(order) (the "Brookfield Application"), Brown Advisory LLC, Investment Advisers Act Release Nos. IA-4605 (January 10, 2017)(notice) and IA-4672 (February 7, 2017)(order) (the "Brown Application"), Stephens Inc., Investment Advisers Release Nos. IA-4797 (October 18, 2017)(notice) and IA-4810 (November 14, 2017)(order) (the "Stephens Application"), PNC Capital Advisors, LLC,  Investment Advisers Act Release Nos. IA-4825 (December 8, 2017)(notice) and IA-4838 (January 3, 2018)(order) ("PNC Capital Advisors Application"), Janney Montgomery Scott LLC, Investment Advisers Release Nos. IA-4850 (January 30, 2018)(notice) and IA-4860 (February 27, 2018)(order) (the "Janney Montgomery Scott Application"), BlackRock Advisers, LLC et al., Investment Advisers Release Nos. IA-4912 (May 11, 2018)(notice) and IA-4937 (June 6, 2018)(order) (the "BlackRock Application"), Apollo Management, L.P., Investment Advisers Release Nos. IA-5068 (November 28, 2018)(notice) and IA-5102 (January 28, 2019)(order) (the "Apollo Application"), Generation Investment Management US LLP and Generation Investment Management LLP, Investment Advisers Release Nos. IA-5213 (March 26, 2019)(notice) and IA-5227 (April 23, 2019)(order) (the "Generation Application"), and D. B. Fitzpatrick & Co., Inc., Investment Advisers Release Nos. IA-5475 (April 9, 2020)(notice) and IA-5496 (May 5, 2020)(order) (the "D.B. Fitzpatrick Application").

Interactions with the Recipient. In the Davidson Kempner Application, the contributor's contact with the Ohio State Treasurer (the "Davidson Kempner Official") concerning campaign contributions included a lunch meeting, a brief exchange of e-mails later that same afternoon, and possibly a subsequent phone call confirming the contributor's intent to contribute.  In contrast, the Contributor in this Application had only a single campaign interaction with the Recipient at a fundraiser.  Moreover, this conversation took place before the Contributor joined or was offered a position with the Adviser.
Knowledge of the Contribution. In the Davidson Kempner Application, the contributor informed the applicant's executive managing member of his interest in the Davidson Kempner Official and intention to meet with the Davidson Kempner Official.  In contrast, the Contributor in this Application was not employed by the Applicant at the time of the Contribution.  None of the Applicant's officers or employees, other than the Contributor, had any knowledge that the Contribution had been made until its discovery by the Adviser’s compliance team as part of the Adviser’s prospective-hire vetting process.  In this regard, it is similar to the Angelo Gordon Application.
Status of the Contributor. In the Davidson Kempner Application, the contributor had made substantive presentations regarding investment strategy to representatives of the relevant clients after making the contribution.  In contrast, the Contributor in this Application has not had any contact with the Client.  As with the Angelo Gordon Application, the Application involves a Contributor who was not employed by an investment adviser at the time of the Contribution.  However, unlike the Angelo Gordon Application, the Adviser here identified the potential issues under the Rule and had the Contributor obtain a refund before extending an offer of employment.
Nature of the Election and Other Facts and Circumstances. In the Davidson Kempner Application, the contribution was made to the incumbent State Treasurer of Ohio who, at the time, was campaigning for a U.S. Senate seat.  Mr. Mandel lost the federal election and, therefore, retained his post as Treasurer.  The Davidson Kempner Contributor did not reside in Ohio and thus could not vote for Mandel. In contrast, the Contribution in this Application was made to a local official in the Contributor’s community for whom he could vote.
Perhaps the most significant distinction from the Davidson Kempner Application, and similarity to the Angelo Gordon Application, is that the ban in this Application arises from the Rule's look-back provision.  Rule 206(4)-5(b)(2).  The Contributor was not a covered associate at the time of the Contribution, and had not applied for or been offered a position with the Adviser.  Though recognizing that the look-back provision is an important part of the Rule's prophylactic approach to pay-to-play regulation, the Applicant believes that the pay-to-play risk arising from contributions made prior to becoming a covered associate is less severe than for other contributions covered by the Rule.  This belief is consistent with how Municipal Securities Rulemaking Board Rule G-37 has been applied.  Although MSRB Rule G-37 is not binding precedent on the Commission, the Applicant submits that the rule and the precedent thereunder may be useful in considering the Application.  The Financial Industry Regulatory Authority, which has the authority to grant exemptive relief to broker-dealers subject to MSRB Rule G-37, has granted numerous waivers from that rule's ban in look-back situations, whereas it has generally not granted relief to a broker-dealer for a contribution made by a person who was covered by the rule at the time of the contribution.  See FINRA exemptive letters at http://www.finra.org/rules-guidance/guidance/exemptive-letters/.  Furthermore, because that rule's look-back provision for employees who solicit covered business only applies to contributions to officials of a government entity the employee solicits, and the Contributor has not solicited business from the Client, the Contribution would not even trigger a ban under Rule G-37.
The Applicant believes that the same policies and considerations that led the Commission to grant relief in the Davidson Kempner and Angelo Gordon Applications are present here.  As in those instances, the imposition of the Rule would result in consequences vastly disproportionate to the amount of the contribution.  Moreover, the differences between this Application and the Davidson Kempner and Angelo Gordon Applications weigh even further in favor of granting the relief requested herein.
VI.	REQUEST FOR ORDER
The Applicant seeks an order pursuant to Section 206A of the Act, and Rule 206(4)-5(e) thereunder, exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act, to permit the Applicant to receive compensation for investment advisory services provided to the Client within the two-year period following the Contribution identified herein to an official of such government entities by a covered associate of the Applicant.

Conditions.  The Adviser agrees that any order of the Commission granting the requested relief will be subject to the following conditions:
(1)  The Contributor will be prohibited from discussing any business of the Adviser with any "government entity" client or prospective client for which the Recipient is an "official" as defined in Rule 206(4)-5(f)(6), until January 13, 2024.
(2)  The Contributor will receive written notification of this condition and will provide a quarterly certification of compliance until January 13, 2024.  Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.
(3)  The Adviser will conduct testing reasonably designed to prevent violations of the Conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.
VII.	CONCLUSION
For the foregoing reasons, the Applicant submits that the proposed exemptive relief, conducted subject to the representations set forth above, would be fair and reasonable, would not involve overreaching, and would be consistent with the general purposes of the Act.
VIII.	PROCEDURAL MATTERS
On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant, which has signed and filed this Application, is fully authorized to do so.

The Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.
Dated: December 22, 2022

Respectfully submitted,

J.P. Morgan Investment Management Inc.

By:	/s/ Lee Michel
Lee Michel
Assistant General Counsel
JPMorgan Chase & Co.

 Exhibit A
Authorization

All requirements of the articles of incorporation and bylaws of J.P. Morgan Investment Management Inc., have been complied with in connection with the execution and filing of this Application. J.P. Morgan Investment Management Inc., represents that the undersigned individual is authorized to file this Application pursuant to J.P. Morgan Investment Management Inc.'s articles of incorporation.

J.P. Morgan Investment Management Inc.

BY:	/s/ Lee Michel
By: Lee Michel
Assistant General Counsel, JPMorgan Chase & Co.
Dated: December 22, 2022

Exhibit B

Verification:

The undersigned states that he has duly executed the attached Application dated December 22, 2022 for and on behalf of J.P. Morgan Investment Management Inc; that he is an authorized signatory of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BY:	/s/ Lee Michel
By: Lee Michel
Assistant General Counsel, JPMorgan Chase & Co.
Dated: December 22, 2022

J.P. MORGAN INVESTMENT MANAGEMENT INC.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, J.P. Morgan Investment Management Inc., a corporation organized and existing under the laws of the State of Delaware, United States of America, having its primary business address located at 383 Madison Avenue, New York, New York 10017 (the “Company”), hereby makes, constitutes and appoints Lee K. Michel (*******), an Executive Director of JPMorgan Chase Bank, N.A. (the “Attorney”), as its true and lawful attorney-in-fact to act on behalf of the Company with full power to act in its name, place and stead to do the following:

(1)	to execute and deliver all documents necessary or required, in connection with an application to the Securities and Exchange Commission; and

(2)	to represent the Company in all other acts related to the foregoing.

(3)
Notwithstanding the foregoing, the Attorney may not execute powers of attorney, guarantees, comfort letters or other letters of support issued by the Company in respect of obligations of any of the Company’s affiliates or subsidiaries.

This power of attorney (the “Power of Attorney”) shall be effective as of the date hereof and shall remain in full force and effect until the earlier of: (i) a period of one year from the date hereof; (ii) the date this Power of Attorney is revoked or terminated by J.P. Morgan Investment Management Inc.; (iii) such time as the Attorney’s ordinary course of employment does not require such Attorney to take the actions authorized above; or (iv) the date the Attorney shall no longer be in the employ of JPMorgan Chase & Co. or a subsidiary or affiliate thereof.

Previous lawful actions taken by the Attorney on behalf of J.P. Morgan Investment Management Inc. in accordance with the terms of this Power of Attorney prior to the effective date of this Power of Attorney are hereby ratified and confirmed.

The authority granted to the Attorney by this Power of Attorney is not transferable or delegable to any other party or entity.

This Power of Attorney shall be deemed to be made under, and shall be governed by and construed in accordance with, the laws of the State of New York, without regard to its conflict of laws rules.

(Signature page follows)

J.P. Morgan Investment Management Inc. – Power of Attorney	Page 1 of 2

IN WITNESS WHEREOF, the Company has caused this Power of Attorney to be executed by its duly authorized officer on the 31st day of May, 2022

J.P. Morgan Investment Management Inc.

By:	/s/ Keith M. Cahill
Name: Keith M. Cahill
Title: Managing Director

J.P. Morgan Investment Management Inc. – Power of Attorney	Page 2 of 2